Exhibit 17.1

From: David Elmaleh <__________________>Date: June 12, 2012 2:20:40 AM EDTTo: Thijs Spoor <__________________>, "__________________" <__________________>, Walter Witoshkin <__________________>, Peter Conti <__________________>Subject: resignation

Dear Board,

Due to irreconcilable differences with management I can no longer be involved with FluoroPharma Medical Inc.

Effective today, I am resigning as company Chairman and director and separate myself from all company activities.

My resignation as a director is without prejudice to rights I have pursuant to my employment contract with the Company.

Sincerely,

David

Dr. David R. Elmaleh

Chairman, Director, Chief Scientific Adviser

FluoroPharma Medical Inc.

500 Boylston Street, Suite 1600

Boston, MA 02116

Phone: __________________

Mobile: __________________

Fax: __________________

Email: __________________